Mail Stop 3561

October 23, 2007

Mr. Jason N. Ader, Chairman
Global Consumer Acquisition Corp.
1370 Avenue of Americas, 28th Floor
New York, New York 10019

> **Re:** **Global Consumer Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed on October 2, 2007**
> **File No. 333-144799**

Dear Mr. Ader,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your responses to comments two and 16 of our letter dated September 28, 2007, in which your revisions indicate that the company will not seek a business combination with an affiliate of its officers, directors, or sponsor. Please clarify if this restriction applies to portfolio companies or other investments or interests of these affiliates or the sponsor. If yes, please revise the second risk factor on page 45 to clarify this restriction and provide clear disclosure throughout the prospectus. We may have further comment.

2.   In addition, we note your supplemental response to comment two of our letter dated

September 28, 2007, in which the company discloses it will not consider business opportunities presented to Hayground Cove Asset Management LLC ("Hayground") prior to the closing of the offering. Please clarify how this will be implemented. For example, clarify whether information regarding opportunities that Hayground is aware of prior to the business combination, but that have not been "presented" to Hayground, may be considered by the company.

3.   We note your response to comment three of our letter dated September 28, 2007, regarding the sponsor's commitment to purchase units prior to the consummation of the business combination. It appears that the company's right to seek damages, in the event Hayground fails to honor its commitment to purchase the co-investment units, is discretionary. If this is true, please clarify the board's obligation, if any, to seek damages. In light of the difficulties and conflicts of interest inherent in enforcing this provision against a sponsor of the company, a risk factor may be appropriate. Any such risk factor should also address other means of enforcing the co-investment agreement, such as the existence or non-existence of a provision that would require the forfeiture of founder's common stock upon the sponsor's failure to fulfill its co-investment obligations.

4.   We continue to note on page three that the reference to "business combination" continues to refer to the acquisition of assets or a business "with a fair market value of at least 80% of the amount held in trust (net of taxes and <u>amounts disbursed for working capital purposes</u> …)." (emphasis added). Please explain the reference to amounts disbursed for working capital purposes. Does this refer solely to interest amounts disbursed pre-business combination? Or does this allow for the exclusion from the calculation of working capital allocations for the company post-business combination?

5.   We note that your response to comment one of our letter dated September 28, 2007, indicates that you are limited to acquisitions where you acquire at least a majority interest. Provide clear disclosure throughout. Currently your disclosure does not specifically limit acquisitions to a majority interest. Instead, the disclosure currently indicates that the acquisition may take the form of a majority equity interest. Please revise. In addition, when discussing the 80% requirement, clarify how this will be determined in the even the company acquires less than 100% of the target company.

Our Sponsor and Management, page 4

6.   We reissue comment 10 of our letter dated September 28, 2007. Only a very brief description of management's background is appropriate here; the details presented in the revised summary are unnecessarily duplicative of the information presented in the Proposed Business and Management sections. Please revise accordingly.

7.   We reissue comment 11 of our letter dated September 28, 2007. Please disclose more specifically the role of the sponsor in your search for a target business. The current disclosure simply states that the sponsor will assist you in identifying and acquiring a target

business.

Amended and Restated Certificate of Incorporation, page 22

8.   We have reviewed your response to comment 13 of our letter dated September 28, 2007, and the modifications made to the revised registration statement on page 24. Please clearly disclose whether the company will not seek to amend or waive the provision allowing perpetual corporate existence by majority vote of shareholders upon the approval of a business combination. If the company has the right to seek to change this provision, although it may not intend to do so at this time, provide clear disclosure throughout the prospectus and add appropriate risk factor disclosure. We may have further comment.

Risk Factors, page 30

9.   Please revise the third risk factor on page 32 entitled "Although we are required to use our commercially reasonable efforts…" to clarify that in no event will you be required to net cash settle the warrants (consistent with section 3.3.2 of the warrant agreement).

Fair Market Value of Target Acquisition, page 79

10.   We have reviewed your response to comment 17 of our letter dated September 28, 2007, regarding the board's obligations to hire an unaffiliated independent investment banking firm to value a potential business target. The revised registration statement states the company will not seek such an opinion, "unless specifically required to do so." Please clarify this statement and describe the circumstances in which an opinion would be required. For example, does this statement solely refer to situations where the board has difficulty determining a fair value of the business target? Would a fairness opinion be required under Delaware law if an officer or director possessed a pecuniary interest, direct or indirect, in a target business?

Financial Statements

Note 5 – Stockholders' Equity, F-9

11.   We reviewed your response to our prior comment 22 of our letter dated September 28, 2007. Please provide us with your analysis supporting the fair value of the private placement warrants, including the methodology and assumptions used.

Note 7 – Subsequent Events, F-10

12.   We note your response to our prior comment 25 of our letter dated September 28, 2007. Please disclose the fair value and method and underlying assumptions used to determine the fair value of the option granted to your CEO. As appropriate, revise your MD&A to include a discussion of the likely future effect of this option on your financial condition and

results of operations.

Exhibits

13.   We reissue comment 26 of our letter dated September 28, 2007. Please file all remaining exhibits with the next amendment. We continue to note that the legality opinion has not been filed.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Frank J. Lopez, Esq.
        Fax: (212) 969-2900